SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Bridge Capital Holdings
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock
(Title of Class of Securities)

108030107
(CUSIP Number of Common Stock Underlying Class of Securities)

Thomas A. Sa
Executive Vice President and Chief Financial Officer
Bridge Capital Holdings
55 Almaden Boulevard
San Jose, CA 95113
(408) 423-8500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas G.  Reddy
David J. Gershon
Bingham McCutchen LLP
Three Embarcadero Center
San Francisco, California 94111
(415) 393-2000
Fax (415) 393-2286

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This filing relates solely to preliminary communications made prior to the commencement of an anticipated tender offer to allow eligible employees of Bridge Capital Holdings (the “Company”) to exchange certain of their outstanding employee stock options for new stock options (the “Option Exchange Program”).

On April 4, 2011, the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) its definitive Notice of Annual Meeting and Proxy Statement for the Annual Meeting of Shareholders of the Company to be held on May 26, 2011 (the “Proxy Statement”), which includes a proposal asking the Company’s shareholders to approve the Option Exchange Program.

The Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Option Exchange Program will only be commenced, if ever, after the Company’s shareholders approve it.

At the time the Option Exchange Program is commenced, the Company will provide option holders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the SEC as part of a tender offer statement upon the commencement of the Option Exchange Program. The Company’s option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

Item 12.         Exhibits.

99.1
Notice of Annual Meeting of Shareholders and Proxy Statement for the Annual Meeting of Shareholders (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 4, 2011)